3/12 Rec'd 3/8/02

3-11-02

U
SECURITIE ISSION
W

02019169

OMB APPROVAL
OMB Number 3235-0123
Expires October 31, 2002
Estimated average burden hours per response...12.00

RECD S.E.C.
MAR 0 8 2002
519

ANNUAL AUDITED REPORT
FORM X –17A-5
PART III

SEC FILE NUMBER
8-32746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABN AMRO Incorporated

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Burns — (312) 855-6089
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

We affirm that, to the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of ABN AMRO Incorporated (the Company) as of December 31, 2001, is true and correct. We further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer and that the consolidated statement of financial condition of the Company is made available to all Company members and allied members of the New York Stock Exchange, Inc.

OFFICIAL SEAL
LINDA M DARLING
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/30/02

Ben A. Witt
President and Chief Executive Officer

Michael E. Burns
Senior Vice President and Controller

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing Page
(x)	(b)	Consolidated Statement of Financial Condition
( )	(c)	Consolidated Statement of Operations
( )	(d)	Consolidated Statement of Changes in Subordinated Borrowings
( )	(e)	Consolidated Statement of Changes in Stockholders' Equity
( )	(f)	Consolidated Statement of Cash Flows
		Supplemental Information:
( )	(g)	Computation of Net Capital
( )	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	Independent Auditors' Supplemental Report on Internal Control
( )	(n)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. commodity Exchanges.
( )	(o)	Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

Report of Independent Auditors

The Board of Directors and Stockholders
ABN AMRO Incorporated

We have audited the accompanying consolidated statement of financial condition of ABN AMRO Incorporated as of December 31, 2001. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of ABN AMRO Incorporated at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 28, 2002

Consolidated Statement of Financial Condition

In thousands of dollars, except share information	December 31 2001
Assets	
Cash and Cash Equivalents	$ 438,272
Cash Segregated for Regulatory Purposes	28,882
Receivable from Brokers, Dealers, and Clearing Organizations	4,962,072
Receivable from Customers	2,761,042
Securities Purchased Under Agreements to Resell	19,997,344
Securities Borrowed	32,253,237
Securities Owned	6,416,553
Securities Owned, pledged to creditors	5,769,860
Other Assets	582,299
Total Assets	$ 73,209,561
Liabilities and Stockholders' Equity	
Liabilities:	
Short-term Borrowings	$ 7,589,106
Payable to Brokers, Dealers, and Clearing Organizations	5,275,297
Payable to Customers	9,700,239
Securities Sold Under Agreements to Repurchase	32,270,371
Securities Loaned	6,979,977
Securities Sold, Not Yet Purchased	8,587,236
Other Liabilities	893,993
	71,296,219
Subordinated Borrowings – Affiliate	284,500
Total Stockholders' Equity	1,628,842
Total Liabilities and Stockholders' Equity	$ 73,209,561

See Notes to Consolidated Statement of Financial Condition.

Notes to Consolidated Statement of Financial Condition

1. Organization and Nature of Operations

The consolidated statement of financial condition includes the accounts of ABN AMRO Incorporated (the Company) and its subsidiaries, ABN AMRO Sage Corporation (Sage), ABN AMRO Securities LLC (AA Securities) and ABN AMRO Futures (Singapore) Limited (AA Futures). The Company is a wholly owned subsidiary of ABN AMRO WCS Holding Company (the Parent) created November 1, 2001, as a result of a reorganization of ABN AMRO Bank N.V. (ABN AMRO Bank) North American operations. The Parent is a wholly owned subsidiary of ABN AMRO North America Holding Company (Holding), which is a wholly owned subsidiary of ABN AMRO Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The Company is economically and financially dependent on its Parent and ABN AMRO Bank.

The Company is a registered securities broker-dealer and futures commission merchant and is a member of all major U.S. securities and futures exchanges. The Company participates in the trading, underwriting, and distribution of equity and fixed income products. In addition, the Company provides professional brokerage, investment banking, execution and clearance services, investment advice, and related services to financial institutions, corporations, governments, individual investors, professional investors, and securities and commodities dealers.

Sage is a registered securities broker-dealer and futures commission merchant. Sage's activities include the execution and clearance of futures, options and stock transactions and the related borrowing and lending of securities for proprietary trading accounts of broker-dealers on exchanges located in Chicago, Philadelphia, New York, and San Francisco. Sage also provides facilities management services to other broker-dealers.

On April 30, 2001, the Parent acquired the prime brokerage, corporate finance, domestic equities, and futures and options businesses of ING Barings in North America (Acquisition). As part of the Acquisition, Holding contributed to the Company 100% of the membership interests of ING Barings Securities LLC, renamed it ABN AMRO Securities LLC, and established it as a wholly owned subsidiary of the Company. The Parent contributed $238 million of the net assets acquired from ING Barings to the Company, who simultaneously contributed the net assets acquired to AA Securities. AA Securities is a registered broker-dealer with the Securities and Exchange Commission and is engaged primarily in the securities brokerage, market making and securities lending businesses.

ABN AMRO Futures (Singapore) Limited (AA Futures) is a licensed futures broker-dealer under the Futures Trading Act and is a member of the Singapore International Monetary Exchange Limited (SIMEX). AA Futures provides its customers with execution and clearance services for financial and currency futures contracts. AA Futures' functional currency is the U.S. dollar.

2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash of approximately $16.9 million is held with affiliated banks. The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents comprised amounts invested in overnight federal funds on deposit with the Bank of New York.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are valued at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, or quoted prices for instruments with similar characteristics.

Securities and Derivative Transactions: Customers' securities and derivative transactions are recorded on a settlement-date basis. Proprietary securities and derivative transactions are recorded on a trade date basis.

Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase: Securities purchased under agreements to resell (resale agreements), and securities sold under agreements to repurchase (repurchase agreements), are accounted for as collateralized financing transactions and are recorded at the amounts for which the securities will subsequently be resold or repurchased, plus accrued interest. Resale and repurchase agreements with affiliates at December 31, 2001, were approximately $9.0 billion and $3.1 billion, respectively.

At December 31, 2001, the Company had qualified resale agreements in the amount of $5.7 billion segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission reflected in securities purchased under agreements to resell on the consolidated statement of financial condition.

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize securities purchased under resale agreements. The Company monitors daily the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize securities sold under repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. On the consolidated statement of financial condition where netting is permitted pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements ("FIN 41")*, the Company offsets certain resale and repurchase agreement balances that: are with the same counterparty, are executed under master netting agreements, have the same maturity date, and use common clearing facilities. At December 31, 2001, as required by FIN 41, $15.7 billion was applied against resale and repurchase agreements.

Securities Borrowed and Securities Loaned: Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit collateral in the form of cash, or securities, with the lender. The Company receives collateral in the form of cash, or securities, for securities loaned transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or provides additional cash or securities as

necessary to ensure such transactions are adequately collateralized. Securities borrowed and securities loaned with affiliates at December 31, 2001, were approximately $8.9 million and $16.3 million, respectively.

Income Taxes: The Company is included in a consolidated federal income tax return with Holding. Income tax benefit or expense is determined on a separate legal entity basis based on the results of the entity. Any tax losses of the Company may be utilized to offset taxable income for other members of the consolidated group. To the extent the Company incurs current year losses, other members within the consolidated federal income tax return compensate it for use of its current year losses.

Fair Value of Financial Instruments: Financial instruments are recorded at fair value or contract amounts on the Company's consolidated statement of financial condition. Whenever possible, quoted market prices are used to determine fair values. Where quoted market prices are not available, market prices of similar instruments are used for reference and to develop indices of estimated fair values. In other cases, it was necessary to use present value or other valuation techniques. Financial instruments recorded at fair value include securities owned and securities sold, not yet purchased.

Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value. Financial instruments carried at cost on the consolidated statement of financial condition include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, receivables from and payables to affiliates and customers, bank loans, and subordinated borrowings.

The carrying amount of subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2001.

Accounting Changes: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("Statement") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by Statement 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, which requires that all derivative instruments be reported on the consolidated statement of financial condition at fair value and establishes criteria for designation and effectiveness of hedging relationships. The adoption of Statement No. 133, as of January 1, 2001, did not have a material effect on the Company's consolidated statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned (including those pledged to creditors) and securities sold, not yet purchased at December 31, 2001, are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. Government and Agency Obligations	$10,455,626	$8,166,868
Corporate Obligations	1,118,401	304,915
Stocks and Warrants	83,444	114,344
Other	528,942	1,109
Total	$12,186,413	$8,587,236

Securities sold, not yet purchased obligate the Company to purchase the securities at a future date at then-prevailing prices which may differ from the market values reflected in the consolidated statement of financial condition. Accordingly, these transactions result in additional risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Included in securities owned as of December 31, 2001, are U.S. Government obligations on deposit at clearing organizations and depositories with a market value of $411.3 million. These securities include U.S. Government obligations with a market value of $313.1 million, which are segregated and secured in accordance with Commodities Futures Trading Commission regulations.

In the normal course of business, the Company obtains securities under agreements to resell, securities borrowed and custody agreements on terms that permit it to pledge or sell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of approximately $52.2 billion on such terms, of which $45.5 billion have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

4. Subordinated Borrowings and Lines of Credit

At December 31, 2001, the Company had $284.5 million outstanding from affiliates under subordinated borrowing agreements, of which $280.0 million matures in 2003 and the remainder matures subsequent to 2007. The agreements bear interest at rates that reset periodically, with effective interest rates at December 31, 2001, ranging from 4.80% to 5.84%. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, the borrowing agreements provide that this debt may not be repaid.

An unsecured revolving line of credit of $8.0 billion is available to the Company from ABN AMRO Bank. Interest accrues on drawn amounts at the Federal Funds rate plus 1/8%. At December 31, 2001, approximately $7.6 billion had been drawn on the unsecured revolving line of credit at an average interest rate of 3.71%.

5. Preferred Stock

At December 31, 2001, the Company had $1.3 million of nonvoting, cumulative preferred stock issued to certain broker-dealers in conjunction with joint back office agreements. The preferred stock accumulates dividends at an annual rate of 6%.

6. Income Taxes

Net deferred income tax assets as of December 31, 2001, are as follows (in thousands of dollars):

Assets	$ 50,882
Liabilities	(4,718)
Net Deferred Income Tax Assets	$ 46,164

Deferred tax assets are included in other assets and are comprised principally of the federal net operating loss that the Company is carrying forward. It is anticipated that the Company's net deferred income tax assets will be realized, therefore no valuation allowance has been recorded against deferred income tax assets as of December 31, 2001. Deferred tax liabilities are comprised principally of the net temporary differences related to deferred income from various trustee agreements.

The Company has a net operating loss carryforward estimated to be $123 million, which will begin to expire starting in 2011.

7. Benefit Plans

Group Retirement Plan: ABN AMRO Bank sponsors a noncontributory defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds.

Profit Sharing and Savings Plan: ABN AMRO Bank sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the respective ABN AMRO Bank subsidiary. In addition, the respective ABN AMRO Bank subsidiary may allocate a portion of its net profits to employees' accounts in the plan.

Group Welfare Plan: ABN AMRO Bank provides welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents. The amount charged to expense includes welfare benefits paid to participants, net of participant contributions, and administrative costs. Life insurance premiums paid to insurance companies are recognized as an expense when paid.

8. Leases

The Company and its subsidiaries lease space for their principal facilities and in other buildings. The leases generally are renewable, noncancellable, and provide for the payment of real estate taxes and certain other occupancy expenses. Future minimum lease payments relating to these arrangements (net of subleases of $95 million) are as follows (in thousands of dollars):

	2002	2003	2004	2005	2006	2007 and thereafter	Aggregate Total
Future Rental Commitments							
For All Leases	$66,980	$65,050	$64,567	$63,375	$61,467	$282,168	$603,607

9. Commitments and Contingencies

The Company has entered into forward reverse repurchase agreements and forward repurchase agreements totaling $4.9 billion and $1.5 billion, respectively, at December 31, 2001. These commitments range from January 2002 through December 2002, and represent forward financing transactions with agreed-upon interest rates, principal amounts, and delivery dates and are not reflected in the consolidated statement of financial condition.

The Company is contingently liable for irrevocable letters of credit of approximately $330.4 million. The letters of credit are collateralized by marketable securities owned by the Company's customers, and are pledged at clearing organizations to satisfy margin and good faith deposits.

The Company sponsors a deferred compensation plan for all employees earning in excess of a predetermined amount, as specified by the plan. The deferred compensation is expensed over a vesting period of three years.

Although the Company is a defendant in various legal proceedings arising in the ordinary course of its business, there are no legal proceedings that, in the opinion of management and counsel, would have a material impact on the consolidated statement of financial condition.

10. Customer Transactions

In the normal course of business, the Company's activities involve the clearance, execution, settlement, and financing of various broker-dealer and customer securities, and derivative transactions (collectively, customer transactions). These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the

customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. In the event a customer fails to satisfy its obligations, the Company may be required to liquidate the customer's position and to purchase or sell the customer's collateral at then-prevailing market prices. The Company monitors the margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Management considers that the margin deposits held at December 31, 2001, are adequate to minimize the risk of material loss that could be created by the positions currently held. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

Securities and other financial instruments owned by the Company include U.S. government and agency securities, and securities issued by non-U.S. governments, which in the aggregate, represented 14.3% of the Company's total assets at December 31, 2001. In addition, all of the collateral held by the Company for resale agreements principally consisted of securities issued by the U.S. government, federal agencies, or non-U.S. governments, which in the aggregate represented 27.3% of total assets. The Company's most significant industry concentration is financial institutions, which include other broker-dealers, commercial banks and institutional clients. This concentration arises in the normal course of the Company's business.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company pledges securities as collateral to satisfy margin deposits of various clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

11. Related Party Transactions

In the ordinary course of business, the Company has transactions with its U.S. and global affiliates. The Company provides investment advisory, research, securities execution, securities lending, and clearing services to affiliates. Affiliates provide data processing, operational, and other support services to the Company. Additionally, affiliates lease space for various premises, which are either subleased or the rental cost is allocated to the Company.

12. Restructuring Charges

As of December 31, 2001, the Company has a liability of $53.3 million for expected future cash outlays related to severance, other involuntary employee separation costs related to workforce reduction and other costs associated with exiting various businesses. This liability is included in other liabilities on the consolidated statement of financial condition.

13. Regulatory Requirements

AAI is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Rule), and has elected to compute its net capital requirements under the alternative method, as permitted by the Rule. This method requires a broker-dealer to maintain net capital equal to the greater of 2% of aggregate debit items arising from customer transactions or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act, as defined. At December 31, 2001, net capital of approximately $697.4 million was approximately $568.4 million in excess of required net capital.

Sage is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, and has also elected to compute its net capital requirements under the alternative method, as permitted by the Rule. At December 31, 2001, net capital of approximately $38.5 million was approximately $35.1 million in excess of required net capital.

AA Securities is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has also elected to compute its net capital requirements under the alternative method, as permitted by the Rule. At December 31, 2001, net capital of approximately $450.1 million was approximately $370.9 million in excess of required net capital.

AA Futures is also subject to capital adequacy requirements. As of December 31, 2001, this subsidiary was in compliance with its local capital adequacy requirements.

Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are all subject to certain notification and other provisions of the net capital Rule of the SEC and other regulatory bodies.

As a clearing broker-dealer, and pursuant to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm for which the Company provides clearing services to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2001, the Company had no reserve requirement related to the PAIB calculation.

14. Subsequent Event (Unaudited)

The Company will legally merge with AA Securities on or about March 1, 2002. At the time of the merger, all of AA Securities accounts will be transferred to AAI and AA Securities will cease to exist as a separate legal entity.

Consolidated Statement of Financial Condition

ABN AMRO Incorporated

December 31, 2001
with Report of Independent Auditors